UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 24, 2011.

Press Release

Luxottica: net sales for the fourth quarter of 2010 reflect strong growth (+16.4%)

Net sales for the year reached Euro 5.8 billion (+13.8%), the highest ever achieved in the history of the Group

Company confirms forecast for 2010 net income in excess of Euro 400 million

Milan, Italy, January 24, 2011 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing, distribution and sale of fashion, luxury and sports eyewear, met today and reviewed the consolidated net sales and preliminary results for the fourth quarter of 2010 and the full fiscal year.

Fourth quarter 2010(1)

(In millions of Euro)	Q410	Q409	Change

Net sales	1,346.5	1,157.1	+16.4% (+6.5% at constant exchange rates(2))

Wholesale Division	513.5	448.9	+14.4% (+7.4% at constant exchange rates(2))

Retail Division(3)	833.0	708.2	+17.6% (+5.9% at constant exchange rates(2))

Fiscal year 2010(1)

(In millions of Euro)	FY10	FY09	Change

Net sales	5,798.0	5,094.3	+13.8% (+7.1% at constant exchange rates(2))

Wholesale Division	2,236.4	1,955.3	+14.4% (+9.0% at constant exchange rates(2))

Retail Division(3)	3,561.6	3,139.0	+13.5% (+5.9% at constant exchange rates(2))

Net sales performance for the fourth quarter of 2010 and the full year

Luxottica’s results for the fourth quarter of 2010 confirmed the growth trend seen throughout the first nine months of the year, with both Divisions able to make the best use of opportunities that arose. The strength of the Group’s brand portfolio remained solid and particularly positive performances were seen in certain geographic areas such as the United States and Asia.

More specifically, the intense work carried out by Luxottica in the United States, a key market for the Group, together with the improving confidence of consumers in that market, allowed Luxottica to record excellent results, posting a 9.0% growth for the quarter in U.S. dollars as compared to the same period in 2009.

The Retail Division contributed greatly to this result, benefitting from the initiatives taken in previous quarters and, with a renewed focus on the consumer, recording its best performance over the last four fiscal years. Comparable store sales(4) for the fourth quarter were up by 8% as compared to the same period in 2009, thanks to LensCrafters (+5.6%) and especially to the excellent performance of Sunglass Hut (+18.0%), which enjoys a worldwide leadership position as the global sun specialty chain.

The performance of the Wholesale Division was particularly positive in all countries in which the Group operates, with excellent results in North America (+19.7%) and solid growth in emerging markets (+17.5%), thus confirming the success of the Group’s investments and commercial policies. It also continued to perform well in more mature markets, such as Europe (+5.4%), especially in the so-called New Europe.

Overall, the Group’s net sales for the fourth quarter were Euro 1,346.5 million, up 16.4% over the same period of the previous year (+6.5% at constant exchange rates(2)).

Thanks to the strong growth enjoyed throughout all quarters of the year, consolidated net sales for fiscal year 2010 reached the unprecedented figure of almost Euro 5.8 billion — never before seen in the history of Luxottica: Euro 5,798.0 million (+13.8% at current exchange rates, and 7.1% at constant exchange rates(2)), compared with Euro 5,094.3 million posted for fiscal year 2009.

“2010 was a year of discontinuities,” Andrea Guerra, Chief Executive Officer of Luxottica, declared. “The new world in which we find ourselves operating has shown us that success is possible through innovation, investment, determination, simplicity and speed.

“Throughout the year, Luxottica posted increasingly improving results, both in terms of net sales and profitability. The cornerstones of our business model once again proved to be particularly solid and both Divisions have thus successfully achieved excellent results.

“Worthy of mention are: the performances of two extraordinary brands —- Ray-Ban and Oakley; the continuing recovery of the premium and luxury brands in our portfolio, which include prestigious brands such as Chanel, Prada, Dolce & Gabbana, Tiffany and Burberry; and the exceptional results achieved by Sunglass Hut, the result of hard work and commitment by the new organization, along with the strong performance of LensCrafters, now firmly re-established as a point of reference for the North American optical retail sector after posting for 2010 its highest growth in comparable store sales(4) since 2006.

“I firmly believe that if we keep up this good work, 2011 will prove to be the natural evolution of the year that has just drawn to a close, and Luxottica will thus continue to post solid, stable growth and increased profitability. The start of the new year already looks encouraging.”

At the operating level, the Group’s performance for the year once again confirmed the success of Luxottica’s strategy to increase profitability. More specifically, consolidated EBITDA(5) for fiscal year 2010 is expected to grow significantly (approximately +20%, compared with 2009), thereby exceeding Euro one billion.

The Company also expects consolidated net income for the year to be in line with the Group’s forecasts, at more than Euro 400 million, up by approximately 35% from Euro 299.1 million for last year.

By carefully controlling working capital, the Group generated strong free cash flow for the year, which remained at excellent levels. Consequently, consolidated net debt(5) as of December 31, 2010 is expected to decline further, to approximately Euro 2,140 million (compared with Euro 2,337 million as of December 31, 2009), with a consolidated net debt to EBITDA(5) ratio of approximately 2.1X, compared with 2.7X as of the end of the previous year.

Overview of performance at the Wholesale Division

During the fourth quarter of 2010, the Wholesale Division confirmed its continued improvement of results, thanks to strong performance in emerging markets, the success of the commercial initiatives implemented, particularly in the optical business, and the confirmed growth trends of the premium and luxury brands, with an increasing number of consumers worldwide once again showing interest in these product brands.

Net sales for the fourth quarter were Euro 513.5 million (+14.4% at current exchange rates, and +7.4% at constant exchange rates(2)). For the full year, net sales were Euro 2,236.4 million (+14.4% at current exchange rates, and +9.0% at constant exchange rates(2)).

In terms of sales trends in the main geographic areas, Luxottica recorded excellent performances in all geographic areas in which it operates, with peaks in North America, Brazil, Mexico, India, South Korea, Japan and the countries of the so-called New Europe.

The beginning of 2011 looks to be particularly promising thanks to a well-filled order portfolio that has enjoyed double-digit percentage growth over the same period of 2010. The growth trend of the entire premium and luxury brand portfolio also shows significant further improvement.

Overview of performance at the Retail Division

In the fourth quarter of 2010, the Division continued to record good results. A renewed attention to the customer, special initiatives and targeted promotions helped all retail brands in North America to record growth in comparable store sales: comparable store sales(4) over the same quarter of 2009 at LensCrafters were up by 5.6%, at Pearle Vision by 3.4% and at Sears and Target by 7.0%.

Sunglass Hut, the Group’s sun specialty chain that operates in a number of geographic areas, posted particularly significant results, recording total comparable store sales(4) for the fourth quarter showing very strong growth (+12.9%), with an extremely positive trend in the United States (+18.0%).

On the contrary, comparable store sales(4) in the Asia-Pacific region, where the outlook of the retail sector in that market continues to be particularly demanding, were negative, albeit with a continued, marked improvement over previous quarters thanks to the Group’s initiatives (-7.6% for the fourth quarter, from -13.4% for the third quarter of 2010). However, the trend seen within the quarter was, in turn, positive: in December comparable store sales performance was only slightly negative.

Positive trends have also been recorded in all the markets with the highest growth rates where the Retail Division operates, such as China, India, South Africa and the Middle East.

Net sales for the Retail Division were Euro 833.0 million (+17.6% at current exchange rates, and +5.9% at constant exchange rates(2)). For the year, net sales were up by 13.5% at current exchange rates to Euro 3,561.6 million (+5.9% at constant exchange rates(2)).

For 2011, forecasts are positive for the Retail Division. In the United States, Luxottica expects to benefit on the one hand from the significant work implemented in-house, and on the other from the improving confidence seen by consumers in that market: January results are encouraging.

In Australia, a region in which the Group has placed very high expectations, the Company expects that the various initiatives launched in that market will generate further significant improvements in 2011: the trend is already improving and results are expected to soon go back to being positive.

For 2011, the Company also expects an acceleration in emerging markets, and in China in particular.

§

The 2010 results will be reviewed by the Board of Directors on February 28, 2011 and disclosed at 9:30 AM GMT the following day during a presentation to the financial community to be held in London. The presentation will be available via live webcast at www.luxottica.com.

Contacts
Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
E-mail: ivan.dompe@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Luca Biondolillo

Group Director of International Corporate

Communications

Tel.: +39 (02) 8633 4668

E-mail: LucaBiondolillo@luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three and twelve months ended as of December 31, 2010 and December 31, 2009, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) In 2009, the financial year for the Retail Division in Asia-Pacific, China and South Africa included 53 weeks.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) EBITDA, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium, luxury and sports eyewear with more than 6,350 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

- APPENDIX FOLLOWS -

Non-IAS/IFRS Measure: EBITDA

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include this in this presentation in order to:

•      improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not defined term under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: EBITDA

Billions of Euro

	FY10 (est.)(1)	FY09
Net income/(loss)	0.4	0.3
(+)

Net income attributable to non-controlling interest	0.0	0.0
(+)

Provision for income taxes	0.2	0.2
(+)

Other (income)/expense	0.1	0.1
(+)

Depreciation & amortization	0.3	0.3
(+)

EBITDA	1.0	0.9
(=)

(1)  FY 2010 figures are estimates only. Actual figures may differ from these estimated amounts due to, among other things, adjustments that may be required in connection with the finalization of our year-end accounts.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding page.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec 31, 2010 (est.)(1)	Dec 31, 2009
Long-term debt	2,500.0	2,401.8
(+)

Current portion of long-term debt (+)	135.0	166.3
(+)

Bank overdrafts (+)	155.0	149.0

Cash (-)	(650.0)	(380.1)

Net debt (=)	2,140.0	2,336.9

LTM EBITDA	1,000.0	856.5

Net debt/LTM EBITDA	2.1x	2.7x

(1)          December 31, 2010 figures are estimates only. Actual figures may differ from these estimated amounts due to, among other things, adjustments that may be required in connection with the finalization of our year-end accounts.

Major currencies

	Three months ended December 31, 2009	Twelve Months ended December 31, 2009	Three months ended December 31, 2010	Twelve months ended December 31, 2010
Average exchange rates per € 1

US$	1.47794	1.39467	1.35827	1.32572

AUD	1.62499	1.77281	1.37471	1.44231

GBP	0.90482	0.89104	0.85944	0.85784

CNY	10.09048	9.52693	9.04049	8.97123

JPY	132.69246	130.31404	112.10182	116.23857

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: January 25, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER